February 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4561

Re:	Rancho Santa Fe Mining, Inc. (the “Registrant”)
Withdrawal of Registration Statement on Form S-1 (File No. 333-208550)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Rancho Santa Fe Mining, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-208550), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on December 15, 2015 with subsequent amendments filed on February 29, 2016, March 25, 2016, August 5, 2016, August 29, 2016 and September 30, 2016. The Registration Statement was declared effective on October 19, 2016.

The Registrant has determined to withdraw the Registration Statement based upon its further evaluation of the need for this Registration Statement at this time and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registrant also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for a contemplated future Form S-1 registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Thank you for your consideration of this request.

Very truly yours,

RANCHO SANTA FE MINING, INC. /s/Michael S. Midlam
Michael S. Midlam Chief Executive Officer